

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Jonathan Ornstein
Chief Executive Officer
MESA AIR GROUP INC
410 North 44th Street, Suite 700
Phoenix, Arizona 85008

> **Re: MESA AIR GROUP INC**
> **Registration Statement on Form S-3**
> **Filed March 10, 2023**
> **File No. 333-270450**

Dear Jonathan Ornstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gregory R. Hall, Esq.